HERITAGE SERIES TRUST

CLASS C
DISTRIBUTION PLAN

AMENDED
SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Heritage Series Trust Distribution Plan shall be as follows:

SMALL CAP STOCK FUND	1.00%
INTERNATIONAL EQUITY FUND	1.00%
MID CAP STOCK FUND	1.00%
DIVERSIFIED GROWTH FUND	1.00%
CORE EQUITY FUND	1.00%
EAGLE SMALL CAP CORE VALUE FUND	1.00%

Dated: April 3, 1995, as amended on August 30, 2002, November 14, 2003, November 18, 2004 and September 12, 2008.